Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K concerning TOTAL S.A. and its subsidiaries and affiliates (collectively, “Total” or the “Group”) with respect to the third quarter of 2016 and nine months ended September 30, 2016, has been derived from Total’s unaudited consolidated financial statements for the third quarter of 2016 and nine months ended September 30, 2016. The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and the related notes provided elsewhere in this exhibit and with the information, including the audited financial statements and related notes, in Total’s Annual Report on Form 20-F for the year ended December 31, 2015, filed with the Securities and Exchange Commission (“SEC”) on March 16, 2016.

A.	KEY FIGURES

3Q16	2Q16	3Q15	3Q16 vs 3Q15	in millions of dollars except earnings per share and number of shares	9M16	9M15	9M16 vs 9M15
37,412	37,215	40,580	-8%	Sales	107,468	127,608	-16%
				Adjusted net operating income from business segments(a)
877	1,127	1,107	-21%	• Upstream	2,502	4,026	-38%
917	1,018	1,433	-36%	• Refining & Chemicals	3,063	3,882	-21%
545	378	423	+29%	• Marketing & Services	1,175	1,169	+1%
531	776	486	+9%	Equity in net income (loss) of affiliates	1,805	1,761	+2%
0.79	0.86	0.45	+76%	Fully-diluted earnings per share ($)	2.32	2.89	-20%
2,404	2,379	2,312	+4%	Fully-diluted weighted-average shares (millions)	2,375	2,295	+3%
1,954	2,088	1,079	+81%	Net income (Group share)	5,648	6,713	-16%
5,201	4,566	6,040	-14%	Investments(b)	14,675	21,439	-32%
192	773	410	-53%	Divestments	1,950	5,287	-63%
5,116	3,790	5,630	-9%	Net investments(c)	12,829	16,071	-20%
4,082	4,059	5,394	-24%	Organic investments(d)	12,756	16,611	-23%
4,740	2,882	5,989	-21%	Cash flow from operations	9,503	15,108	-37%
(265)	1,752	(2,057)	n/a	• Includes changes in working capital	3,032	(746)	n/a

(a)	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See “Analysis of business segment results” below for further details.
(b)	Including acquisitions and increases in non-current loans.
(c)	“Net investments” = investments – divestments – repayment of non-current loans – other operations with non-controlling interests. See page 10 of this exhibit.
(d)	“Organic investments” = net investments excluding acquisitions, asset sales and other operations with non-controlling interests. See page 10 of this exhibit.

B.	ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by Total’s management and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, Total, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in Total’s consolidated interim financial statements, see pages 22-28 and 38-47 of this exhibit.

The Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

B.1.	Upstream segment

-	Environment — liquids and gas price realizations(a)

3Q16	2Q16	3Q15	3Q16 vs 3Q15		9M16	9M15	9M16 vs 9M15
45.9	45.6	50.5	-9%	Brent ($/b)	41.9	55.3	-24%
41.4	43.0	44.0	-6%	Average liquids price ($/b)	38.4	50.5	-24%
3.45	3.43	4.47	-23%	Average gas price ($/Mbtu)	3.45	4.85	-29%
32.4	33.0	36.6	-11%	Average hydrocarbons price ($/boe)	30.6	41.3	-26%

(a)	Consolidated subsidiaries, excluding fixed margins.

-	Production

3Q16	2Q16	3Q15	3Q16 vs 3Q15	hydrocarbon production	9M16	9M15	9M16 vs 9M15
2,443	2,424	2,342	+4%	Combined production (kboe/d)	2,449	2,345	+4%
1,290	1,253	1,241	+4%	• Liquids (kb/d)	1,276	1,232	+4%
6,286	6,466	6,003	+5%	• Gas (Mcf/d)	6,397	6,074	+5%

Hydrocarbon production was 2,443 thousand barrels of oil equivalent per day (kboe/d) in the third quarter 2016, an increase of 4.3% compared to the third quarter 2015, due to the following:

•	+7% due to new start ups and ramp ups, notably Laggan-Tormore, Vega Pleyade, Surmont Phase 2, Moho Phase 1b, Gladstone LNG and Incahuasi;

•	-2% due to the security situation in Nigeria and wild fires in Canada; and

•	-1% due to natural field decline and maintenance operations, partially offset by a positive PSC price effect(1) and good performance of new wells.

(1)	The “price effect” refers to the impact of changing hydrocarbon prices on entitlement volumes from production sharing and buyback contracts. For example, as the price of oil or gas increases above certain pre-determined levels, Total’s share of production normally decreases.

In the first nine months of 2016, hydrocarbon production was 2,449 kboe/d, an increase of 4.4% compared to the first nine months of 2015, due to the following:

•	+5% due to new start ups and ramp ups, notably Laggan-Tormore, Termokarstovoye, Surmont Phase 2, Moho Phase 1b, Gladstone LNG and Vega Pleyade;

•	-2% due to the security situation in Nigeria and Yemen, and wild fires in Canada; and

•	+1% due to the PSC price effect and operational performance offsetting natural field decline.

-	Results

3Q16	2Q16	3Q15	3Q16 vs 3Q15	in millions of dollars	9M16	9M15	9M16 vs 9M15
3,398	3,344	3,660	-7%	Non-Group sales	10,208	13,383	-24%
665	16	325	x2	Operating income	364	2,165	-83%
116	564	669	-83%	Adjustments affecting operating income	1,139	2,355	-52%
781	580	994	-21%	Adjusted operating income(a)	1,503	4,520	-67%
28.1%	3.2%	33.8%		Effective tax rate(b)	14.1%	44.5%
877	1,127	1,107	-21%	Adjusted net operating income(a)	2,502	4,026	-38%
260	452	316	-18%	• Includes adjusted income from equity affiliates	981	1,308	-25%
3,648	3,539	5,173	-29%	Investments	11,424	18,977	-40%
129	448	272	-53%	Divestments	1,492	1,813	-18%
3,356	3,261	4,676	-28%	Organic investments	10,764	15,400	-30%
2,380	983	2,320	+3%	Cash flow from operating activities	5,476	8,558	-36%

(a)	Details on adjustment items are shown in the business segment information starting on page 22 of this exhibit.
(b)	“Effective tax rate” = tax on adjusted net operating income / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

Cash flow from operating activities in the third quarter 2016 excluding the change in working capital at replacement cost of $371 million ($416 million in the third quarter 2015 and $1,298 million in the second quarter 2016) was $2,751 million, an increase of 1% compared to $2,736 million in the third quarter 2015 and 21% compared to $2,281 million in the second quarter 2016 in an unchanged price environment, notably due to the ramps ups of new production with higher margins and the decrease in operating costs.

In the first nine months of 2016, cash flow from operating activities excluding the change in working capital at replacement cost of $1,387 million ($107 million in the first nine months of 2015) was $6,863 million, a decrease of 21% compared to $8,665 million in the first nine months of 2015, essentially due to the decrease in hydrocarbon prices, partially offset by the increase in production and decrease in operating costs.

The Upstream segment’s adjusted net operating income was:

•	$877 million in the third quarter 2016, a decrease of 21% compared to $1,107 million in the third quarter 2015, essentially due to the decrease in the average hydrocarbon price, partially offset by the increase in production and decrease in operating costs; and

•	$2,502 million in the first nine months of 2016, a decrease of 38% compared to $4,026 million in the first nine months of 2015. The increase in production combined with the decrease in operating costs and exploration expenses as well as the lower effective tax rate partially offset the decrease in the average hydrocarbon price.

Adjusted net operating income for the Upstream segment excludes special items. In the third quarter 2016, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $39 million compared to a positive impact of $767 million in the third quarter 2015, consisting essentially of an impairment for the interest in Fort Hills that was in the process of being sold.

B.2.	Refining & Chemicals segment

-	Refinery throughput and utilization rates(a)

3Q16	2Q16	3Q15	3Q16 vs 3Q15		9M16	9M15	9M16 vs 9M15
1,947	1,795	2,061	-6%	Total refinery throughput (kb/d)	1,949	2,024	-4%
681	522	662	+3%	• France	653	671	-3%
771	803	891	-13%	• Rest of Europe	806	853	-6%
495	470	508	-3%	• Rest of world	490	500	-2%
				Utilization rates(b)
85%	77%	87%		• Based on crude only	84%	86%
87%	80%	90%		• Based on crude and other feedstock	87%	88%

(a)	Includes share of TotalErg, as well as refineries in Africa and the French Antilles that are reported in the Marketing & Services segment. The condensate splitters at Port Arthur and Daesan are also included and 2015 figures have been restated.
(b)	Based on distillation capacity at the beginning of the year.

Refinery throughput:

•	decreased by 6% in the third quarter 2016 compared to the third quarter 2015, due to a higher level of maintenance and the sale of the Schwedt refinery in the fourth quarter 2015; and

•	decreased by 4% in the first nine months of 2016 compared to the first nine months of 2015, mainly due to outages in Europe and the United States in the second quarter and the sale of the Schwedt refinery.

-	Results

3Q16	2Q16	3Q15	3Q16 vs 3Q15	in millions of dollars except European refining margin indicator (ERMI)	9M16	9M15	9M16 vs 9M15
25.5	35.0	54.8	-53%	ERMI ($/t)	31.9	52.0	-39%
16,050	16,567	17,397	-8%	Non-Group sales	46,555	54,654	-18%
895	1,416	790	+13%	Operating income	3,401	4,015	-22%
(4)	(451)	923	n/a	Adjustments affecting operating income	(248)	637	n/a
891	965	1,713	-48%	Adjusted operating income(a)	3,153	4,652	-32%
917	1,018	1,433	-36%	Adjusted net operating income(a)	3,063	3,882	-21%
150	150	128	+17%	• Including Specialty Chemicals(b)	416	379	+10%
550	480	358	+54%	Investments	1,289	1,257	+3%
21	23	12	+75%	Divestments	73	2,652	-97%
399	457	348	+15%	Organic investments	1,088	333	x3.2
1,698	1,560	2,291	-26%	Cash flow from operating activities	2,837	4,305	-34%

(a)	Details on adjustment items are shown in the business segment information starting on page 22 of this exhibit.
(b)	Hutchinson and Atotech; Bostik until February 2015.

The Group’s European refining margin indicator (“ERMI”) was impacted by high inventory levels, falling to $25.5/t in the third quarter 2016, a 53% decrease compared to $54.8/t in the third quarter 2015. The petrochemical environment remained favorable, even though margins were down compared to the third quarter 2015.

Cash flow from operating activities in the third quarter 2016 excluding the change in working capital at replacement cost of -$646 million (-$494 million in the third quarter 2015) was $1,052 million, a decrease of 41% compared to $1,797 million in the third quarter 2015.

In the first nine months of 2016, cash flow from operating activities excluding the change in working capital at replacement cost of $672 million ($438 million in the first nine months of 2015) was $3,509 million, a decrease of 26% compared to $4,743 million in the first nine months of 2015.

The Refining & Chemicals segment’s adjusted net operating income was:

•	$917 million in the third quarter 2016, a decrease of only 36% compared to $1,443 million in the third quarter 2015 despite the strong decrease in refining margins and lower petrochemical margins, due to the reduction in breakeven and the strong operational performance of the Group’s major integrated platforms; and

•	$3,063 million in the first nine months of 2016, a decrease of 21% compared to $3,882 million in the first nine months of 2015 due to the less favorable environment.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the third quarter 2016, the exclusion of the inventory valuation effect had a negative impact on the segment’s adjusted net operating income of $21 million compared to a positive impact of $631 million in the third quarter 2015, essentially due to the lower Brent price. The exclusion of special items in the third quarter 2016 had a positive impact on the segment’s adjusted net operating income of $12 million compared to a positive impact of $12 million in the third quarter 2015.

B.3.	Marketing & Services segment

-	Petroleum product sales

3Q16	2Q16	3Q15(a)	3Q16 vs 3Q15	sales in kb/d(b)	9M16	9M15(a)	9M16 vs 9M15(a)
1,814	1,793	1,839	-1%	Total Marketing & Services sales	1,788	1,825	-2%
1,113	1,074	1,121	-1%	• Europe	1,083	1,101	-2%
701	719	718	-2%	• Rest of world	705	724	-3%

(a)	2015 data restated.
(b)	Excludes trading and bulk refining sales, which are reported under the Refining & Chemicals segment (see page 9 of this exhibit); includes share of TotalErg.

In the third quarter 2016, petroleum product sales decreased by 1% compared to the third quarter 2015, mainly due to the sale of the marketing network in Turkey in the second quarter 2016.

In the first nine months of 2016, refined product sales decreased by 2% compared to the first nine months of 2015, essentially due to the disposal of mature assets or assets lacking critical mass. Excluding the portfolio effects, retail network sales and sales of land-based lubricants increased by nearly 4%.

-	Results

3Q16	2Q16	3Q15	3Q16 vs 3Q15	in millions of dollars	9M16	9M15	9M16 vs 9M15
17,964	17,305	19,522	-8%	Non-Group sales	50,702	59,561	-15%
497	542	298	+67%	Operating income	1,293	1,229	+5%
68	(108)	199	-66%	Adjustments affecting operating income	37	178	-79%
565	434	497	+14%	Adjusted operating income(a)	1,330	1,407	-5%
545	378	423	+29%	Adjusted net operating income(a)	1,175	1,169	+1%
100	(43)	(82)	n/a	• Including New Energies	20	(169)	n/a
1,175	339	501	x2.3	Investments	1,904	1,152	+65%
40	296	121	-67%	Divestments	373	800	-53%
322	329	365	-12%	Organic investments	872	832	+5%
495	(15)	1,011	-51%	Cash flow from operating activities	720	2,034	-65%

(a)	Details on adjustment items are shown in the business segment information starting on page 22 of this exhibit.

Cash flow from operating activities in the third quarter 2016 excluding the change in working capital at replacement cost of $105 million (-$493 million in the third quarter 2015) was $600 million, an increase of 16% compared to $518 million in the third quarter 2015.

In the first nine months of 2016, cash flow from operating activities excluding the change in working capital at replacement cost of $753 million (-$567 million in the first nine months of 2015) was $1,473 million compared to $1,467 million in the first nine months of 2015.

The Marketing & Services segment’s adjusted net operating income was:

•	$545 million in the third quarter 2016, a 29% increase compared to $423 million in the third quarter 2015, due to a strong contribution from New Energies with the sale of the Henrietta solar farm in the United States; and

•	$1,175 million in the first nine months of 2016, stable compared to $1,169 million in the first nine months of 2015. The impact of assets sales was offset by the contribution from New Energies in the third quarter.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the third quarter 2016, the exclusion of the inventory valuation effect had a positive impact on the segment’s adjusted net operating income of $33 million compared to a positive impact of $139 million in the third quarter 2015. The exclusion of special items in the third quarter 2016 had a positive impact on the segment’s adjusted net operating income of $96 million compared to a positive impact of $141 million in the third quarter 2015, consisting essentially of the accounting consequences of a sale in progress in Turkey.

At $1.2 billion, investments were sharply higher in the third quarter 2016 compared to the third quarter 2015 due to the acquisition of Saft for $1 billion. Organic investments, however, decreased by 12% over the same period.

C.	GROUP RESULTS

-	Net income (Group share)

Net income (Group share) was:

•	$1,954 million in the third quarter 2016 compared to $1,079 million in the third quarter 2015, an increase of 81%; and

•	$5,648 million in the first nine months of 2016 compared to $6,713 million in the first nine months of 2015, a decrease of 16%.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value.

Total adjustments affecting net income (Group share)(1) were:

•	-$116 million in the third quarter 2016; and

•	-$232 million in the first nine months of 2016, including mainly the inventory effect, the gain on the sale of the FUKA gas pipeline network in the North Sea in the first quarter and the impairment of assets that were not developed in the second quarter 2016.

Adjusted net income (Group share) was:

•	$2,070 million in the third quarter 2016 compared to $2,756 million in the third quarter 2015, a decrease of 25%, mainly due to lower average hydrocarbon prices in the Upstream and lower refining margins; and

•	$5,880 million in the first nine months of 2016 compared to $8,443 million in the first nine months of 2015, a decrease of 30% for the same reasons.

The number of fully-diluted shares was 2,407 million on September 30, 2016, and 2,310 million on September 30, 2015.

-	Divestments — acquisitions

Asset sales were:

•	$91 million in the third quarter 2016 compared to $395 million in the third quarter 2015; and

•	$1,448 million in the first nine months of 2016, comprised mainly of the sales of the FUKA gas pipeline network in the North Sea and the retail network in Turkey, compared to $3,867 million in the first nine months of 2015.

(1)	Details shown on pages 10 and 33 of this exhibit.

Acquisitions were:

•	$1,018 million in the third quarter 2016, comprised mainly of the acquisitions of Saft and Lampiris, compared to $631 million in the third quarter 2015; and

•	$1,417 million in the first nine months of 2016, comprised mainly of the acquisitions of Saft, Lampiris and a retail network in the Dominican Republic, compared to $3,408 million in the first nine months of 2015.

The impact on net cash flow from asset sales and acquisitions was -$927 million in the third quarter 2016 compared to -$236 million in the third quarter 2015. The impact was $31 million in the first nine months of 2016 compared to $459 million in the first nine months of 2015.

-	Cash flow

The Group’s net cash flow(1) was:

•	-$594 million in the third quarter 2016 compared to -$571 million in the third quarter 2015 despite the 11% drop in Brent price, 53% decrease in refining margins and the Group’s higher acquisitions in the third quarter 2016. This performance is due to the resilience of cash flow generation and lower organic investments; and

•	-$599 million in the first nine months of 2016 compared to -$1,060 million in the first nine months of 2015, an improvement despite the decrease in Brent price from $55/b to $42/b and a decrease of 39% in refining margins. Operating cash flow before working capital changes was $12.2 billion compared to $15.0 billion in the first nine months of 2015 and net investments were $12.8 billion compared to $16.1 billion in the first nine months of 2015, mainly due to the decrease in organic investments.

Cash flow from operating activities in the third quarter 2016 excluding the change in working capital at replacement cost of -$218 million (-$930 million in the third quarter 2015) was $4,522 million, a decrease of 11% compared to $5,059 million in the third quarter 2015.

In the first nine months of 2016, cash flow from operating activities excluding the change in working capital at replacement cost of $2,727 million (-$97 million in the first nine months of 2015) was $12,230 million, a decrease of 19% compared to $15,011 million in the first nine months of 2015.

-	Return on equity

Return on equity from October 1, 2015 to September 30, 2016 was 8.3%(2).

D.	SUMMARY AND OUTLOOK

Following the remarks by OPEC countries and Russia, Brent rose to around $50/b despite high inventory levels. With the market expected to remain volatile, Total is pursuing its efforts to lower its breakeven.

In the Upstream, the five major projects of the year have all been put on stream and production is ramping up. The production target of more than 4% growth in 2016 compared to 2015 is set to be achieved and the teams are focused on delivering the 2017-18 project start-ups. In 2017, production from projects started up since 2015 are expected to deliver 350 kboe/d net to Total and around $3 billion in cash flow with Brent at $60/b, given that these new barrels have a higher average margin than existing production.

In the Downstream, refining margins have increased to $40/t at the beginning of the fourth quarter, driven by a high level of maintenance as well as logistics constraints, resulting in tight gasoline market conditions. The petrochemical market remains favorable and the Group’s major platforms are well-positioned to benefit from this.

The Group’s cost reduction program is ahead of schedule, underlining its ability to deliver the $4 billion savings target by 2018.

(1)	“Net cash flow” = operating cash flow before working capital changes – net investments (including other transactions with non-controlling interests).
(2)	Details shown on page 11 of this exhibit.

Given the capex guidance of $15-17 billion from 2017 and increase in operating cash flow, the Group’s net cash flow is entering a growth phase. Operating cash flow before working capital changes should cover organic investments, including resource renewal, and dividend cash-out, with oil prices at $55/b in 2017. The discounted scrip dividend will be ended in 2017 if Brent is at $60/b.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•	material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;
•	changes in currency exchange rates and currency devaluations;
•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;
•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;
•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;
•	changes in the current capital expenditure plans of TOTAL;
•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;
•	the financial resources of competitors;
•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;
•	the quality of future opportunities that may be presented to or pursued by TOTAL;
•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;
•	the ability to obtain governmental or regulatory approvals;
•	the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;
•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;
•	changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;
•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and
•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2015.

OPERATING INFORMATION BY SEGMENT

•	Upstream(a)

3Q16	2Q16	3Q15	3Q16 vs 3Q15	Combined liquids and gas production by region (kboe/d)	9M16	9M15	9M16 vs 9M15
720	770	677	+6%	Europe and Central Asia	759	658	+15%
649	634	646	—	Africa	638	639	—
529	505	525	+1%	Middle East and North Africa	522	541	-3%
285	251	249	+14%	Americas	265	255	+4%
261	264	245	+6%	Asia-Pacific	265	253	+5%

2,443	2,424	2,342	+4%	Total production	2,449	2,345	+4%

592	627	574	+3%	• Including equity affiliates	613	565	+9%

3Q16	2Q16	3Q15	3Q16 vs 3Q15	Liquids production by region (kb/d)	9M16	9M15	9M16 vs 9M15
238	251	219	+9%	Europe and Central Asia	247	211	+17%
524	511	522	—	Africa	518	520	—
380	367	378	+1%	Middle East and North Africa	376	376	—
118	93	92	+29%	Americas	105	93	+13%
29	30	30	-4%	Asia-Pacific	31	33	-6%

1,290	1,253	1,241	+4%	Total production	1,276	1,232	+4%

249	265	230	+8%	• Including equity affiliates	251	218	+15%

3Q16	2Q16	3Q15	3Q16 vs 3Q15	Gas production by region (Mcf/d)	9M16	9M15	9M16 vs 9M15
2,594	2,876	2,458	+6%	Europe and Central Asia	2,760	2,406	+15%
617	594	622	-1%	Africa	592	593	—
813	762	806	+1%	Middle East and North Africa	805	905	-11%
927	881	878	+6%	Americas	889	905	-2%
1,335	1,353	1,239	+8%	Asia-Pacific	1,351	1,265	+7%

6,286	6,466	6,003	+5%	Total production	6,397	6,074	+5%

1,831	1,927	1,850	-1%	• Including equity affiliates	1,932	1,858	+4%

3Q16	2Q16	3Q15	3Q16 vs 3Q15	Liquefied natural gas	9M16	9M15	9M16 vs 9M15
2.69	2.76	2.53	+6%	LNG sales(b) (Mt)	8.09	7.74	+5%

(a)	The regional reporting has been changed to reflect the Company’s internal organization.
(b)	Sales, Group share, excluding trading; 2015 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2015 SEC coefficient.

•	Downstream (Refining & Chemicals and Marketing & Supply)

3Q16	2Q16	3Q15(a)	3Q16 vs 3Q15	Refined product sales by region (kb/d)(b)	9M16	9M15(a)	9M16 vs 9M15
2,430	2,372	2,282	+6%	Europe	2,363	2,146	+10%
537	597	609	-12%	Africa	545	643	-15%
627	597	585	+7%	Americas	585	597	-2%
567	705	610	-7%	Rest of world	681	636	+7%

4,161	4,271	4,086	+2%	Total consolidated sales	4,174	4,022	+4%

706	717	648	+9%	• Including bulk sales	707	636	+11%
1,641	1,761	1,599	+3%	• Including trading	1,679	1,561	+8%

(a)	2015 data restated.
(b)	Includes share of TotalErg.

ADJUSTMENT ITEMS

•	Adjustments to operating income

3Q16	2Q16	3Q15	in millions of dollars	9M16	9M15
(115)	(633)	(654)	Special items affecting operating income	(1,212)	(2,505)

(15)	(8)	—	• Restructuring charges	(34)	—
—	(200)	(650)	• Impairments	(200)	(1,944)
(100)	(425)	(4)	• Other	(978)	(561)

(47)	634	(1,127)	Pre-tax inventory effect: FIFO vs. replacement cost	305	(649)

(18)	(6)	(10)	Effect of changes in fair value	(21)	(16)

(180)	(5)	(1,791)	Total adjustments affecting operating income	(928)	(3,170)

•	Adjustments to net operating income (Group share)

3Q16	2Q16	3Q15	in millions of dollars	9M16	9M15
(98)	(486)	(912)	Special items affecting net income (Group share)	(434)	(1,289)

(32)	(14)	(98)	• Gain (loss) on asset sales	312	1,231
(18)	(2)	(12)	• Restructuring charges	(22)	(43)
(33)	(178)	(650)	• Impairments	(211)	(2,004)
(15)	(292)	(152)	• Other	(513)	(473)

(5)	405	(760)	After-tax inventory effect: FIFO vs. replacement cost	217	(432)

(13)	(5)	(5)	Effect of changes in fair value	(15)	(9)

(116)	(86)	(1,677)	Total adjustments affecting net income	(232)	(1,730)

INVESTMENTS — DIVESTMENTS

3Q16	2Q16	3Q15	3Q16 vs 3Q15	in millions of dollars	9M16	9M15	9M16 vs 9M15
4,082	4,059	5,394	-24%	Organic investments	12,756	16,611	-23%

136	172	170	-20%	• Capitalized exploration	536	966	-45%
135	257	523	-74%	• Increase in non-current loans	964	1,707	-44%
(101)	(301)	(15)	x6.7	• Repayment of non-current loans	(502)	(1,420)	-65%

1,018	206	631	+61%	Acquisitions	1,417	3,408	-58%

91	472	395	-77%	Asset sales	1,448	3,867	-63%

(107)	3	—	n/a	Other transactions with non-controlling interests	(104)	81	n/a

5,116	3,790	5,630	-9%	Net investments	12,829	16,071	-20%

NET-DEBT-TO-EQUITY RATIO

in millions of dollars	9/30/2016	6/30/2016	9/30/2015
Current borrowings	13,383	13,789	13,296
Net current financial assets	(1,375)	(1,628)	(3,246)
Net financial assets classified as held for sale	(81)	(97)	94
Non-current financial debt	44,450	41,668	42,873
Hedging instruments of non-current debt	(1,089)	(1,251)	(1,221)
Cash and cash equivalents	(24,801)	(22,653)	(25,858)

Net debt	30,487	29,828	25,938

Shareholders’ equity – Group share	98,168	97,985	96,093
Estimated dividend payable	(1,629)	(1,618)	(1,573)
Non-controlling interests	2,948	2,904	3,068

Adjusted shareholders’ equity	99,487	99,271	97,588

Net-debt-to-equity ratio	30.6%	30.0%	26.6%

RETURN ON EQUITY

in millions of dollars	October 1, 2015 to September 30, 2016	July 1, 2015 to June 30, 2016	January 1, 2015 to December 31, 2015
Adjusted net income	8,207	8,817	10,698
Average adjusted shareholders’ equity	98,538	99,029	92,854

Return on equity (ROE)	8.3%	8.9%	11.5%

RETURN ON AVERAGE CAPITAL EMPLOYED

•	Twelve months ended September 30, 2016

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	3,250	4,070	1,705
Capital employed at 9/30/2015(a)	108,425	11,319	7,865
Capital employed at 9/30/2016(a)	110,590	12,030	10,316

ROACE	3.0%	34.9%	18.8%

(a)	At replacement cost (excluding after-tax inventory effect).

•	Twelve months ended June 30, 2016

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	3,480	4,586	1,583
Capital employed at 6/30/2015(a)	107,214	12,013	8,234
Capital employed at 6/30/2016(a)	108,733	12,249	9,021

ROACE	3.2%	37.8%	18.3%

(a)	At replacement cost (excluding after-tax inventory effect).

•	Full-year 2015

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	4,744	4,889	1,699
Capital employed at 12/31/2014 (a)	100,497	13,451	8,825
Capital employed at 12/31/2015 (a)	105,580	10,407	8,415

ROACE	4.6%	41.0%	19.7%

(a)	At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/$	ERMI(a) ($/t)(b)	Brent ($/b)	Average liquids price ($/b)(c)	Average gas price ($/Mbtu)(c)
Third quarter 2016	1.12	25.5	45.9	41.4	3.45
Second quarter 2016	1.13	35.0	45.6	43.0	3.43
First quarter 2016	1.10	35.1	33.9	31.0	3.46
Fourth quarter 2015	1.10	38.1	43.8	38.1	4.45
Third quarter 2015	1.11	54.8	50.5	44.0	4.47

(a)	The European Refining Margin Indicator (“ERMI”) is a Group indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.
(b)	$1/t = $0.136/b.
(c)	Consolidated subsidiaries, excluding fixed margin contracts, including hydrocarbon production overlifting/underlifting position valued at market price.

Disclaimer: data is based on TOTAL’s reporting, is not audited and is subject to change.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M$) (a)	3rd quarter 2016	2nd quarter 2016	3rd quarter 2015
Sales	37,412	37,215	40,580
Excise taxes	(5,587)	(5,504)	(5,683)
Revenues from sales	31,825	31,711	34,897
Purchases, net of inventory variation	(21,223)	(20,548)	(24,240)
Other operating expenses	(5,469)	(5,906)	(5,794)
Exploration costs	(274)	(536)	(275)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,936)	(2,968)	(3,345)
Other income	290	172	430
Other expense	(351)	(133)	(441)
Financial interest on debt	(268)	(267)	(233)
Financial income and expense from cash & cash equivalents	(5)	1	10
Cost of net debt	(273)	(266)	(223)
Other financial income	265	312	185
Other financial expense	(154)	(166)	(154)
Equity in net income (loss) of affiliates	531	776	486
Income taxes	(251)	(330)	(461)

Consolidated net income	1,980	2,118	1,065

Group share	1,954	2,088	1,079
Non-controlling interests	26	30	(14)

Earnings per share ($)	0.79	0.86	0.45

Fully-diluted earnings per share ($)	0.79	0.86	0.45

(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M$)	3rd quarter 2016	2nd quarter 2016	3rd quarter 2015
Consolidated net income	1,980	2,118	1,065

Other comprehensive income
Actuarial gains and losses	(363)	(132)	46
Tax effect	47	40	(21)
Currency translation adjustment generated by the parent company	439	(2,113)	132

Items not potentially reclassifiable to profit and loss	123	(2,205)	157

Currency translation adjustment	(362)	589	(736)
Available for sale financial assets	15	(4)	(3)
Cash flow hedge	113	(66)	(95)
Share of other comprehensive income of equity affiliates, net amount	123	355	(626)
Other	(3)	—	—
Tax effect	(41)	21	31

Items potentially reclassifiable to profit and loss	(155)	895	(1,429)

Total other comprehensive income (net amount)	(32)	(1,310)	(1,272)

Comprehensive income	1,948	808	(207)

Group share	1,909	795	(167)
Non-controlling interests	39	13	(40)

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M$) (a)	9 months 2016	9 months 2015
Sales	107,468	127,608
Excise taxes	(16,410)	(16,479)
Revenues from sales	91,058	111,129
Purchases, net of inventory variation	(59,410)	(74,797)
Other operating expenses	(17,511)	(18,097)
Exploration costs	(1,004)	(1,264)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,584)	(10,048)
Other income	962	2,773
Other expense	(554)	(1,279)
Financial interest on debt	(809)	(726)
Financial income and expense from cash & cash equivalents	6	69
Cost of net debt	(803)	(657)
Other financial income	768	582
Other financial expense	(475)	(483)
Equity in net income (loss) of affiliates	1,805	1,761
Income taxes	(533)	(3,034)

Consolidated net income	5,719	6,586

Group share	5,648	6,713
Non-controlling interests	71	(127)

Earnings per share ($)	2.33	2.90

Fully-diluted earnings per share ($)	2.32	2.89

(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M$)	9 months 2016	9 months 2015
Consolidated net income	5,719	6,586

Other comprehensive income
Actuarial gains and losses	(576)	199
Tax effect	119	(138)
Currency translation adjustment generated by the parent company	1,967	(5,097)

Items not potentially reclassifiable to profit and loss	1,510	(5,036)

Currency translation adjustment	(1,717)	1,852
Available for sale financial assets	1	(7)
Cash flow hedge	145	(189)
Share of other comprehensive income of equity affiliates, net amount	477	215
Other	—	1
Tax effect	(44)	60

Items potentially reclassifiable to profit and loss	(1,138)	1,932

Total other comprehensive income (net amount)	372	(3,104)

Comprehensive income	6,091	3,482

Group share	6,012	3,666
Non-controlling interests	79	(184)

CONSOLIDATED BALANCE SHEET

TOTAL

(M$)	September 30, 2016	June 30, 2016	December 31, 2015	September 30, 2015
	(unaudited)	(unaudited)		(unaudited)
ASSETS
Non-current assets
Intangible assets, net	14,916	14,207	14,549	15,639
Property, plant and equipment, net	113,433	111,420	109,518	108,886
Equity affiliates : investments and loans	20,870	20,683	19,384	19,200
Other investments	1,565	1,411	1,241	1,227
Hedging instruments of non-current financial debt	1,089	1,251	1,219	1,221
Deferred income taxes	4,434	4,175	3,982	3,439
Other non-current assets	4,534	4,467	4,355	4,292

Total non-current assets	160,841	157,614	154,248	153,904

Current assets
Inventories, net	14,635	15,021	13,116	14,773
Accounts receivable, net	11,501	11,933	10,629	12,306
Other current assets	14,927	14,850	15,843	15,102
Current financial assets	1,755	2,018	6,190	3,448
Cash and cash equivalents	24,801	22,653	23,269	25,858
Assets classified as held for sale	1,045	1,257	1,189	3,734

Total current assets	68,664	67,732	70,236	75,221

Total assets	229,505	225,346	224,484	229,125
LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ equity
Common shares	7,849	7,846	7,670	7,602
Paid-in surplus and retained earnings	106,189	106,343	101,528	103,519
Currency translation adjustment	(11,448)	(11,619)	(12,119)	(10,443)
Treasury shares	(4,422)	(4,585)	(4,585)	(4,585)

Total shareholders’ equity—Group share	98,168	97,985	92,494	96,093

Non-controlling interests	2,948	2,904	2,915	3,068

Total shareholders’ equity	101,116	100,889	95,409	99,161

Non-current liabilities
Deferred income taxes	11,390	11,345	12,360	12,836
Employee benefits	4,247	3,887	3,774	4,312
Provisions and other non-current liabilities	17,320	17,270	17,502	17,053
Non-current financial debt	44,450	41,668	44,464	42,873

Total non-current liabilities	77,407	74,170	78,100	77,074

Current liabilities
Accounts payable	19,799	20,478	20,928	20,003
Other creditors and accrued liabilities	16,895	14,983	16,884	17,991
Current borrowings	13,383	13,789	12,488	13,296
Other current financial liabilities	380	390	171	202
Liabilities directly associated with the assets classified as held for sale	525	647	504	1,398

Total current liabilities	50,982	50,287	50,975	52,890

Total liabilities & shareholders’ equity	229,505	225,346	224,484	229,125

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M$)	3rd quarter 2016	2nd quarter 2016	3rd quarter 2015
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	1,980	2,118	1,065
Depreciation, depletion, amortization and impairment	3,297	3,361	3,519
Non-current liabilities, valuation allowances and deferred taxes	(539)	(477)	(540)
Impact of coverage of pension benefit plans	—	—	—
(Gains) losses on disposals of assets	94	(48)	22
Undistributed affiliates’ equity earnings	(192)	(280)	(61)
(Increase) decrease in working capital	265	(1,752)	2,057
Other changes, net	(165)	(40)	(73)

Cash flow from operating activities	4,740	2,882	5,989
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(4,124)	(4,094)	(5,266)
Acquisitions of subsidiaries, net of cash acquired	(1,119)	11	(76)
Investments in equity affiliates and other securities	177	(226)	(175)
Increase in non-current loans	(135)	(257)	(523)

Total expenditures	(5,201)	(4,566)	(6,040)
Proceeds from disposals of intangible assets and property, plant and equipment	57	200	6
Proceeds from disposals of subsidiaries, net of cash sold	—	270	289
Proceeds from disposals of non-current investments	34	2	100
Repayment of non-current loans	101	301	15

Total divestments	192	773	410

Cash flow used in investing activities	(5,009)	(3,793)	(5,630)
CASH FLOW USED IN FINANCING ACTIVITIES
Issuance (repayment) of shares:
- Parent company shareholders	36	4	4
- Treasury shares	—	—	(237)
Dividends paid:
- Parent company shareholders	—	(1,173)	(681)
- Non-controlling interests	(2)	(72)	(25)
Issuance of perpetual subordinated notes	—	1,950	—
Payments on perpetual subordinated notes	—	—	—
Other transactions with non-controlling interests	(107)	3	—
Net issuance (repayment) of non-current debt	3,127	400	356
Increase (decrease) in current borrowings	(909)	1,011	23
Increase (decrease) in current financial assets and liabilities	257	1,399	(1,096)
Cash flow used in financing activities	2,402	3,522	(1,656)

Net increase (decrease) in cash and cash equivalents	2,133	2,611	(1,297)
Effect of exchange rates	15	(528)	(167)
Cash and cash equivalents at the beginning of the period	22,653	20,570	27,322

Cash and cash equivalents at the end of the period	24,801	22,653	25,858

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M$)	9 months 2016	9 months 2015
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	5,719	6,586
Depreciation, depletion, amortization and impairment	9,393	11,056
Non-current liabilities, valuation allowances and deferred taxes	(1,284)	(701)
Impact of coverage of pension benefit plans	—	—
(Gains) losses on disposals of assets	(321)	(1,794)
Undistributed affiliates’ equity earnings	(708)	(350)
(Increase) decrease in working capital	(3,032)	746
Other changes, net	(264)	(435)

Cash flow from operating activities	9,503	15,108
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(12,364)	(19,213)
Acquisitions of subsidiaries, net of cash acquired	(1,241)	(86)
Investments in equity affiliates and other securities	(106)	(433)
Increase in non-current loans	(964)	(1,707)

Total expenditures	(14,675)	(21,439)
Proceeds from disposals of intangible assets and property, plant and equipment	1,049	1,186
Proceeds from disposals of subsidiaries, net of cash sold	270	2,450
Proceeds from disposals of non-current investments	129	231
Repayment of non-current loans	502	1,420

Total divestments	1,950	5,287

Cash flow used in investing activities	(12,725)	(16,152)
CASH FLOW USED IN FINANCING ACTIVITIES
Issuance (repayment) of shares:
- Parent company shareholders	40	454
- Treasury shares	—	(237)
Dividends paid:
- Parent company shareholders	(2,127)	(2,253)
- Non-controlling interests	(77)	(97)
Issuance of perpetual subordinated notes	1,950	5,616
Payments on perpetual subordinated notes	(133)	—
Other transactions with non-controlling interests	(104)	81
Net issuance (repayment) of non-current debt	3,681	2,127
Increase (decrease) in current borrowings	(2,925)	(66)
Increase (decrease) in current financial assets and liabilities	4,402	(2,197)
Cash flow used in financing activities	4,707	3,428

Net increase (decrease) in cash and cash equivalents	1,485	2,384
Effect of exchange rates	47	(1,707)
Cash and cash equivalents at the beginning of the period	23,269	25,181

Cash and cash equivalents at the end of the period	24,801	25,858

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

(unaudited)

	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders’ equity- Group share	Non-controlling interests	Total shareholders’ equity
(M$)	Number	Amount			Number	Amount
As of January 1, 2015	2,385,267,525	7,518	94,646	(7,480)	(109,361,413)	(4,354)	90,330	3,201	93,531

Net income of the first 9 months 2015	—	—	6,713	—	—	—	6,713	(127)	6,586
Other comprehensive Income	—	—	(84)	(2,963)	—	—	(3,047)	(57)	(3,104)
Comprehensive Income	—	—	6,629	(2,963)	—	—	3,666	(184)	3,482
Dividend	—	—	(4,740)	—	—	—	(4,740)	(97)	(4,837)
Issuance of common shares	29,822,264	84	1,241	—	—	—	1,325	—	1,325
Purchase of treasury shares	—	—	—	—	(4,711,935)	(237)	(237)	—	(237)
Sale of treasury shares (1)	—	—	(6)	—	103,270	6	—	—	—
Share-based payments	—	—	96	—	—	—	96	—	96
Share cancellation	—	—	—	—	—	—	—	—	—
Issuance of perpetual subordinated notes	—	—	5,616	—	—	—	5,616	—	5,616
Payments on perpetual subordinated notes	—	—	(80)	—	—	—	(80)	—	(80)
Other operations with non-controlling interests	—	—	19	—	—	—	19	59	78
Other items	—	—	98	—	—	—	98	89	187

As of September 30, 2015	2,415,089,789	7,602	103,519	(10,443)	(113,970,078)	(4,585)	96,093	3,068	99,161

Net income from October 1 to December 31, 2015	—	—	(1,626)	—	—	—	(1,626)	(174)	(1,800)
Other comprehensive Income	—	—	269	(1,676)	—	—	(1,407)	(24)	(1,431)
Comprehensive Income	—	—	(1,357)	(1,676)	—	—	(3,033)	(198)	(3,231)
Dividend	—	—	(1,563)	—	—	—	(1,563)	(3)	(1,566)
Issuance of common shares	24,968,094	68	918	—	—	—	986	—	986
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	—	—	2,320	—	—	—	—
Share-based payments	—	—	5	—	—	—	5	—	5
Share cancellation	—	—	—	—	—	—	—	—	—
Issuance of perpetual subordinated notes	—	—	—	—	—	—	—	—	—
Payments on perpetual subordinated notes	—	—	(34)	—	—	—	(34)	—	(34)
Other operations with non-controlling interests	—	—	4	—	—	—	4	5	9
Other items	—	—	36	—	—	—	36	43	79

As of December 31, 2015	2,440,057,883	7,670	101,528	(12,119)	(113,967,758)	(4,585)	92,494	2,915	95,409

Net income of the first 9 months 2016	—	—	5,648	—	—	—	5,648	71	5,719
Other comprehensive Income	—	—	(307)	671	—	—	364	8	372
Comprehensive Income	—	—	5,341	671	—	—	6,012	79	6,091
Dividend	—	—	(4,872)	—	—	—	(4,872)	(77)	(4,949)
Issuance of common shares	63,971,645	179	2,524	—	—	—	2,703	—	2,703
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	(163)	—	3,047,118	163	—	—	—
Share-based payments	—	—	81	—	—	—	81	—	81
Share cancellation	—	—	—	—	—	—	—	—	—
Issuance of perpetual subordinated notes	—	—	1,950	—	—	—	1,950	—	1,950
Payments on perpetual subordinated notes	—	—	(131)	—	—	—	(131)	—	(131)
Other operations with non-controlling interests	—	—	(100)	—	—	—	(100)	(41)	(141)
Other items	—	—	31	—	—	—	31	72	103

As of September 30, 2016	2,504,029,528	7,849	106,189	(11,448)	(110,920,640)	(4,422)	98,168	2,948	101,116

(1)	Treasury shares related to the restricted stock grants.

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

3rd quarter 2016 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,398	16,050	17,964	—	—	37,412
Intersegment sales	4,701	5,072	147	74	(9,994)	—
Excise taxes	—	(875)	(4,712)	—	—	(5,587)

Revenues from sales	8,099	20,247	13,399	74	(9,994)	31,825
Operating expenses	(4,954)	(19,101)	(12,708)	(197)	9,994	(26,966)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,480)	(251)	(194)	(11)	—	(2,936)

Operating income	665	895	497	(134)	—	1,923
Equity in net income (loss) of affiliates and other items	213	227	57	84	—	581
Tax on net operating income	(40)	(196)	(138)	58	—	(316)

Net operating income	838	926	416	8	—	2,188
Net cost of net debt						(208)
Non-controlling interests						(26)

Net income						1,954

3rd quarter 2016 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(116)	—	—	—	—	(116)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	(116)	—	—	—	—	(116)
Operating expenses	—	4	(68)	—	—	(64)
Depreciation, depletion and impairment of tangible assets and mineral interests	—	—	—	—	—	—

Operating income (b)	(116)	4	(68)	—	—	(180)
Equity in net income (loss) of affiliates and other items	(123)	16	(67)	—	—	(174)
Tax on net operating income	200	(11)	6	—	—	195

Net operating income (b)	(39)	9	(129)	—	—	(159)
Net cost of net debt						(6)
Non-controlling interests						49

Net income						(116)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	—	4	(51)	—
On net operating income	—	21	(33)	—

3rd quarter 2016 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,514	16,050	17,964	—	—	37,528
Intersegment sales	4,701	5,072	147	74	(9,994)	—
Excise taxes	—	(875)	(4,712)	—	—	(5,587)

Revenues from sales	8,215	20,247	13,399	74	(9,994)	31,941
Operating expenses	(4,954)	(19,105)	(12,640)	(197)	9,994	(26,902)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,480)	(251)	(194)	(11)	—	(2,936)

Adjusted operating income	781	891	565	(134)	—	2,103
Equity in net income (loss) of affiliates and other items	336	211	124	84	—	755
Tax on net operating income	(240)	(185)	(144)	58	—	(511)

Adjusted net operating income	877	917	545	8	—	2,347
Net cost of net debt						(202)
Non-controlling interests						(75)

Adjusted net income						2,070

Adjusted fully-diluted earnings per share ($)						0.84

(a)	Except for earnings per share.

3rd quarter 2016 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,648	550	1,175	(172)	—	5,201
Total divestments	129	21	40	2	—	192
Cash flow from operating activities	2,380	1,698	495	167	—	4,740

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

2nd quarter 2016 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,344	16,567	17,305	(1)	—	37,215
Intersegment sales	4,159	5,540	208	81	(9,988)	—
Excise taxes	—	(924)	(4,580)	—	—	(5,504)

Revenues from sales	7,503	21,183	12,933	80	(9,988)	31,711
Operating expenses	(4,956)	(19,521)	(12,208)	(293)	9,988	(26,990)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,531)	(246)	(183)	(8)	—	(2,968)

Operating income	16	1,416	542	(221)	—	1,753
Equity in net income (loss) of affiliates and other items	569	260	34	98	—	961
Tax on net operating income	180	(379)	(190)	(8)	—	(397)

Net operating income	765	1,297	386	(131)	—	2,317
Net cost of net debt						(199)
Non-controlling interests						(30)

Net income						2,088

2nd quarter 2016 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(6)	—	—	—	—	(6)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	(6)	—	—	—	—	(6)
Operating expenses	(358)	451	108	—	—	201
Depreciation, depletion and impairment of tangible assets and mineral interests	(200)	—	—	—	—	(200)

Operating income (b)	(564)	451	108	—	—	(5)
Equity in net income (loss) of affiliates and other items	—	(27)	(62)	—	—	(89)
Tax on net operating income	202	(145)	(38)	—	—	19

Net operating income (b)	(362)	279	8	—	—	(75)
Net cost of net debt						(5)
Non-controlling interests						(6)

Net income						(86)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	—	516	118	—
On net operating income	—	331	84	—

2nd quarter 2016 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,350	16,567	17,305	(1)	—	37,221
Intersegment sales	4,159	5,540	208	81	(9,988)	—
Excise taxes	—	(924)	(4,580)	—	—	(5,504)

Revenues from sales	7,509	21,183	12,933	80	(9,988)	31,717
Operating expenses	(4,598)	(19,972)	(12,316)	(293)	9,988	(27,191)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,331)	(246)	(183)	(8)	—	(2,768)

Adjusted operating income	580	965	434	(221)	—	1,758
Equity in net income (loss) of affiliates and other items	569	287	96	98	—	1,050
Tax on net operating income	(22)	(234)	(152)	(8)	—	(416)

Adjusted net operating income	1,127	1,018	378	(131)	—	2,392
Net cost of net debt						(194)
Non-controlling interests						(24)

Adjusted net income						2,174

Adjusted fully-diluted earnings per share ($)						0.90

(a)	Except for earnings per share.

2nd quarter 2016 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,539	480	339	208	—	4,566
Total divestments	448	23	296	6	—	773
Cash flow from operating activities	983	1,560	(15)	354	—	2,882

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

3rd quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,660	17,397	19,522	1	—	40,580
Intersegment sales	4,280	6,912	201	51	(11,444)	—
Excise taxes	—	(1,094)	(4,589)	—	—	(5,683)

Revenues from sales	7,940	23,215	15,134	52	(11,444)	34,897
Operating expenses	(4,717)	(22,169)	(14,651)	(216)	11,444	(30,309)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,898)	(256)	(185)	(6)	—	(3,345)

Operating income	325	790	298	(170)	—	1,243
Equity in net income (loss) of affiliates and other items	360	152	(29)	23	—	506
Tax on net operating income	(345)	(152)	(126)	128	—	(495)

Net operating income	340	790	143	(19)	—	1,254
Net cost of net debt						(189)
Non-controlling interests						14

Net income						1,079

3rd quarter 2015 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(10)	—	—	—	—	(10)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	(10)	—	—	—	—	(10)
Operating expenses	(9)	(923)	(199)	—	—	(1,131)
Depreciation, depletion and impairment of tangible assets and mineral interests	(650)	—	—	—	—	(650)

Operating income (b)	(669)	(923)	(199)	—	—	(1,791)
Equity in net income (loss) of affiliates and other items	(151)	(14)	(145)	—	—	(310)
Tax on net operating income	53	294	64	—	—	411

Net operating income (b)	(767)	(643)	(280)	—	—	(1,690)
Net cost of net debt						—
Non-controlling interests						13

Net income						(1,677)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	—	(934)	(193)	—
On net operating income	—	(631)	(139)	—

3rd quarter 2015 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,670	17,397	19,522	1	—	40,590
Intersegment sales	4,280	6,912	201	51	(11,444)	—
Excise taxes	—	(1,094)	(4,589)	—	—	(5,683)

Revenues from sales	7,950	23,215	15,134	52	(11,444)	34,907
Operating expenses	(4,708)	(21,246)	(14,452)	(216)	11,444	(29,178)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,248)	(256)	(185)	(6)	—	(2,695)

Adjusted operating income	994	1,713	497	(170)	—	3,034
Equity in net income (loss) of affiliates and other items	511	166	116	23	—	816
Tax on net operating income	(398)	(446)	(190)	128	—	(906)

Adjusted net operating income	1,107	1,433	423	(19)	—	2,944
Net cost of net debt						(189)
Non-controlling interests						1

Adjusted net income						2,756

Adjusted fully-diluted earnings per share ($)						1.17

(a)	Except for earnings per share.

3rd quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,173	358	501	8	—	6,040
Total divestments	272	12	121	5	—	410
Cash flow from operating activities	2,320	2,291	1,011	367	—	5,989

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

9 months 2016 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	10,208	46,555	50,702	3	—	107,468
Intersegment sales	12,122	14,760	487	225	(27,594)	—
Excise taxes	—	(2,760)	(13,650)	—	—	(16,410)

Revenues from sales	22,330	58,555	37,539	228	(27,594)	91,058
Operating expenses	(14,708)	(54,404)	(35,697)	(710)	27,594	(77,925)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,258)	(750)	(549)	(27)	—	(8,584)

Operating income	364	3,401	1,293	(509)	—	4,549
Equity in net income (loss) of affiliates and other items	1,452	664	105	285	—	2,506
Tax on net operating income	453	(851)	(408)	87	—	(719)

Net operating income	2,269	3,214	990	(137)	—	6,336
Net cost of net debt						(617)
Non-controlling interests						(71)

Net income						5,648

9 months 2016 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(248)	—	—	—	—	(248)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	(248)	—	—	—	—	(248)
Operating expenses	(691)	248	(37)	—	—	(480)
Depreciation, depletion and impairment of tangible assets and mineral interests	(200)	—	—	—	—	(200)

Operating income (b)	(1,139)	248	(37)	—	—	(928)
Equity in net income (loss) of affiliates and other items	206	(11)	(146)	—	—	49
Tax on net operating income	700	(86)	(2)	—	—	612

Net operating income (b)	(233)	151	(185)	—	—	(267)
Net cost of net debt						(17)
Non-controlling interests						52

Net income						(232)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	—	315	(10)	—
On net operating income	—	219	1	—

9 months 2016 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	10,456	46,555	50,702	3	—	107,716
Intersegment sales	12,122	14,760	487	225	(27,594)	—
Excise taxes	—	(2,760)	(13,650)	—	—	(16,410)

Revenues from sales	22,578	58,555	37,539	228	(27,594)	91,306
Operating expenses	(14,017)	(54,652)	(35,660)	(710)	27,594	(77,445)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,058)	(750)	(549)	(27)	—	(8,384)

Adjusted operating income	1,503	3,153	1,330	(509)	—	5,477
Equity in net income (loss) of affiliates and other items	1,246	675	251	285	—	2,457
Tax on net operating income	(247)	(765)	(406)	87	—	(1,331)

Adjusted net operating income	2,502	3,063	1,175	(137)	—	6,603
Net cost of net debt						(600)
Non-controlling interests						(123)

Adjusted net income						5,880

Adjusted fully-diluted earnings per share ($)						2.42

(a)	Except for earnings per share.

9 months 2016 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	11,424	1,289	1,904	58	—	14,675
Total divestments	1,492	73	373	12	—	1,950
Cash flow from operating activities	5,476	2,837	720	470	—	9,503

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

9 months 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	13,383	54,654	59,561	10	—	127,608
Intersegment sales	13,585	21,262	696	159	(35,702)	—
Excise taxes	—	(3,034)	(13,445)	—	—	(16,479)

Revenues from sales	26,968	72,882	46,812	169	(35,702)	111,129
Operating expenses	(16,135)	(68,068)	(45,022)	(635)	35,702	(94,158)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,668)	(799)	(561)	(20)	—	(10,048)

Operating income	2,165	4,015	1,229	(486)	—	6,923
Equity in net income (loss) of affiliates and other items	1,448	1,021	394	491	—	3,354
Tax on net operating income	(1,622)	(1,031)	(450)	(47)	—	(3,150)

Net operating income	1,991	4,005	1,173	(42)	—	7,127
Net cost of net debt						(541)
Non-controlling interests						127

Net income						6,713

9 months 2015 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(314)	—	—	—	—	(314)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	(314)	—	—	—	—	(314)
Operating expenses	(151)	(606)	(155)	—	—	(912)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,890)	(31)	(23)	—	—	(1,944)

Operating income (b)	(2,355)	(637)	(178)	—	—	(3,170)
Equity in net income (loss) of affiliates and other items	(206)	576	140	—	—	510
Tax on net operating income	526	184	42	—	—	752

Net operating income (b)	(2,035)	123	4	—	—	(1,908)
Net cost of net debt						—
Non-controlling interests						178

Net income						(1,730)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	—	(500)	(149)	—
On net operating income	—	(343)	(101)	—

9 months 2015 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	13,697	54,654	59,561	10	—	127,922
Intersegment sales	13,585	21,262	696	159	(35,702)	—
Excise taxes	—	(3,034)	(13,445)	—	—	(16,479)

Revenues from sales	27,282	72,882	46,812	169	(35,702)	111,443
Operating expenses	(15,984)	(67,462)	(44,867)	(635)	35,702	(93,246)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,778)	(768)	(538)	(20)	—	(8,104)

Adjusted operating income	4,520	4,652	1,407	(486)	—	10,093
Equity in net income (loss) of affiliates and other items	1,654	445	254	491	—	2,844
Tax on net operating income	(2,148)	(1,215)	(492)	(47)	—	(3,902)

Adjusted net operating income	4,026	3,882	1,169	(42)	—	9,035
Net cost of net debt						(541)
Non-controlling interests						(51)

Adjusted net income						8,443

Adjusted fully-diluted earnings per share ($)						3.64

(a)	Except for earnings per share.

9 months 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	18,977	1,257	1,152	53	—	21,439
Total divestments	1,813	2,652	800	22	—	5,287
Cash flow from operating activities	8,558	4,305	2,034	211	—	15,108

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

3rd quarter 2016 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	37,528	(116)	37,412
Excise taxes	(5,587)	—	(5,587)
Revenues from sales	31,941	(116)	31,825
Purchases, net of inventory variation	(21,176)	(47)	(21,223)
Other operating expenses	(5,452)	(17)	(5,469)
Exploration costs	(274)	—	(274)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,936)	—	(2,936)
Other income	284	6	290
Other expense	(155)	(196)	(351)
Financial interest on debt	(262)	(6)	(268)
Financial income and expense from cash & cash equivalents	(5)	—	(5)
Cost of net debt	(267)	(6)	(273)
Other financial income	265	—	265
Other financial expense	(154)	—	(154)
Equity in net income (loss) of affiliates	515	16	531
Income taxes	(446)	195	(251)

Consolidated net income	2,145	(165)	1,980
Group share	2,070	(116)	1,954
Non-controlling interests	75	(49)	26

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3rd quarter 2015 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	40,590	(10)	40,580
Excise taxes	(5,683)	—	(5,683)
Revenues from sales	34,907	(10)	34,897
Purchases, net of inventory variation	(23,113)	(1,127)	(24,240)
Other operating expenses	(5,790)	(4)	(5,794)
Exploration costs	(275)	—	(275)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,695)	(650)	(3,345)
Other income	415	15	430
Other expense	(123)	(318)	(441)
Financial interest on debt	(233)	—	(233)
Financial income and expense from cash & cash equivalents	10	—	10
Cost of net debt	(223)	—	(223)
Other financial income	185	—	185
Other financial expense	(154)	—	(154)
Equity in net income (loss) of affiliates	493	(7)	486
Income taxes	(872)	411	(461)

Consolidated net income	2,755	(1,690)	1,065
Group share	2,756	(1,677)	1,079
Non-controlling interests	(1)	(13)	(14)

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

9 months 2016 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	107,716	(248)	107,468
Excise taxes	(16,410)	—	(16,410)
Revenues from sales	91,306	(248)	91,058
Purchases, net of inventory variation	(59,663)	253	(59,410)
Other operating expenses	(17,128)	(383)	(17,511)
Exploration costs	(654)	(350)	(1,004)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,384)	(200)	(8,584)
Other income	627	335	962
Other expense	(274)	(280)	(554)
Financial interest on debt	(792)	(17)	(809)
Financial income and expense from cash & cash equivalents	6	—	6
Cost of net debt	(786)	(17)	(803)
Other financial income	768	—	768
Other financial expense	(475)	—	(475)
Equity in net income (loss) of affiliates	1,811	(6)	1,805
Income taxes	(1,145)	612	(533)

Consolidated net income	6,003	(284)	5,719
Group share	5,880	(232)	5,648
Non-controlling interests	123	(52)	71

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

9 months 2015 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	127,922	(314)	127,608
Excise taxes	(16,479)	—	(16,479)
Revenues from sales	111,443	(314)	111,129
Purchases, net of inventory variation	(74,148)	(649)	(74,797)
Other operating expenses	(17,921)	(176)	(18,097)
Exploration costs	(1,177)	(87)	(1,264)
Financial income & expense from marketable securities & cash equivalents	(8,104)	(1,944)	(10,048)
Other income	1,299	1,474	2,773
Other expense	(358)	(921)	(1,279)
Financial interest on debt	(726)	—	(726)
Financial income and expense from cash & cash equivalents	69	—	69
Cost of net debt	(657)	—	(657)
Other financial income	582	—	582
Other financial expense	(483)	—	(483)
Equity in net income (loss) of affiliates	1,804	(43)	1,761
Income taxes	(3,786)	752	(3,034)

Consolidated net income	8,494	(1,908)	6,586
Group share	8,443	(1,730)	6,713
Non-controlling interests	51	(178)	(127)

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST NINE MONTHS OF 2016

(unaudited)

1) Accounting policies

The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of September 30, 2016 are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting policies applied for the consolidated financial statements as of September 30, 2016 do not differ significantly from those applied for the consolidated financial statements as of December 31, 2015 which have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standards Board). New texts or amendments which were mandatory for the periods beginning on or after January 1, 2016 did not have a material impact on the Group’s consolidated financial statements as of September 30, 2016.

The preparation of financial statements in accordance with IFRS requires the executive management to make estimates, judgments and assumptions considered reasonable, which affect the Consolidated Financial Statements and their notes. Different estimates, assumptions and judgments could have significant impacts on the Consolidated Financial Statements and their notes and consequently the final achievements could also be different from the amounts included in the Consolidated Financial Statements.

These estimates, assumptions and judgments are regularly reviewed if circumstances change or as a result of new information or changes in the Group’s experience; they could therefore be significantly changed later.

The main estimates, judgments and assumptions relate to the estimation of hydrocarbon reserves in application of the successful efforts method for the oil and gas activities, the impairment of assets, the employee benefits, the asset retirement obligations and the income taxes. These estimates and assumptions are described in the Notes to the Consolidated Financial Statements as of December 31, 2015.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

2) Changes in the Group structure, main acquisitions and divestments

➢	Upstream

•	In March 2016, TOTAL finalized the sale to North Sea Midstream Partners of all its interests in the FUKA and SIRGE gas pipelines, and the St. Fergus gas terminal in the United Kingdom.

•	In June 2016, TOTAL has signed an agreement with Qatar Petroleum, granting the Group a 30% interest in the concession covering the offshore Al Shaheen oil field in Qatar for a period of 25 years beginning July 14, 2017.

•	In June 2016, TOTAL and Lampiris, the third-largest supplier of natural gas and renewable power to the Belgium residential sector, have signed an agreement under which Total has acquired all of the shares in Lampiris. All regulatory approvals being obtained, the transaction was finalized on September 29, 2016.

•	In August 2016, TOTAL finalized the transfer to Zarubezhneft of a 20% stake and the operatorship in Kharyaga, Russia.

•	In September 2016, TOTAL exercised its preemption rights to acquire Chesapeake’s 75% interests in the Barnett Shale operating area located in North Texas, in which it already held a 25% interest since December 2009.

➢	Marketing & Services

•	In January 2016, TOTAL finalized the acquisition of a majority 70% interest in the leading Dominican fuel retailer.

•	In April 2016, TOTAL finalized the sale to Demirören Group of its service station network and commercial sales, supply and logistics assets located in Turkey.

•	In May 2016, TOTAL has acquired Gulf Africa Petroleum Corporation’s (GAPCO) assets in Kenya, Uganda and Tanzania. The transaction is subject to the authorities’ approval in the three countries.

•	In July 2016, TOTAL has acquired via a friendly tender offer a majority 90.14% interest in SAFT Groupe, a world leading designer and manufacturer of advanced technology batteries for the industry. In August 2016, following the reopening of the public tender offer, TOTAL increased its interest to 100%.

The acquisition cost amounts to €959 million ($1,070 million), for a net book value of the assets and liabilities acquired at 100% of €452 million ($502 million). In accordance with IFRS 3, TOTAL is currently assessing the fair value of identifiable acquired assets, liabilities and contingent liabilities.

The acquisition was carried out in two steps :

✓	a first step where TOTAL obtained control over SAFT by the acquisition of 90.14% of its shares for an amount of €856 million and recorded on this operation a preliminary partial goodwill of €450 million ($500 million). This goodwill must be allocated within twelve months from the acquisition date.

✓	a second step where TOTAL acquired the remaining 9.86% for an amount of €103 million, treated as a transaction with non-controlling interests.

The net book value by main categories of assets and liabilities is as follows:

($ million)	Net book value at the acquisition date
Goodwill	139
Intangible assets	206
Tangible assets	236
Net debt	(92)
Other capital employed	13

Net assets of SAFT (100%)	502

3) Adjustment items

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL and which is reviewed by the main operational decision-making body of the Group, namely the Executive committee.

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as adjustment item reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

(M$)		Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
3rd quarter 2016	Inventory valuation effect	—	4	(51)	—	(47)
	Effect of changes in fair value	(18)	—	—	—	(18)
	Restructuring charges	—	—	(15)	—	(15)
	Asset impairment charges	—	—	—	—	—
	Other items	(98)	—	(2)	—	(100)

Total		(116)	4	(68)	—	(180)

3rd quarter 2015	Inventory valuation effect	—	(934)	(193)	—	(1,127)
	Effect of changes in fair value	(10)	—	—	—	(10)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(650)	—	—	—	(650)
	Other items	(9)	11	(6)	—	(4)

Total		(669)	(923)	(199)	—	(1,791)

9 months 2016	Inventory valuation effect	—	315	(10)	—	305
	Effect of changes in fair value	(21)	—	—	—	(21)
	Restructuring charges	(19)	—	(15)	—	(34)
	Asset impairment charges	(200)	—	—	—	(200)
	Other items	(899)	(67)	(12)	—	(978)

Total		(1,139)	248	(37)	—	(928)

9 months 2015	Inventory valuation effect	—	(500)	(149)	—	(649)
	Effect of changes in fair value	(16)	—	—	—	(16)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(1,890)	(31)	(23)	—	(1,944)
	Other items	(449)	(106)	(6)	—	(561)

Total		(2,355)	(637)	(178)	—	(3,170)

ADJUSTMENTS TO NET INCOME, GROUP SHARE

(M$)		Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
3rd quarter 2016	Inventory valuation effect	—	22	(27)	—	(5)
	Effect of changes in fair value	(13)	—	—	—	(13)
	Restructuring charges	—	—	(18)	—	(18)
	Asset impairment charges	—	—	(33)	—	(33)
	Gains (losses) on disposals of assets	(32)	—	—	—	(32)
	Other items	6	(12)	(9)	—	(15)

Total		(39)	10	(87)	—	(116)

3rd quarter 2015	Inventory valuation effect	—	(631)	(129)	—	(760)
	Effect of changes in fair value	(5)	—	—	—	(5)
	Restructuring charges	—	(12)	—	—	(12)
	Asset impairment charges	(650)	—	—	—	(650)
	Gains (losses) on disposals of assets	(98)	—	—	—	(98)
	Other items	(9)	—	(143)	—	(152)

Total		(762)	(643)	(272)	—	(1,677)

9 months 2016	Inventory valuation effect	—	219	(2)	—	217
	Effect of changes in fair value	(15)	—	—	—	(15)
	Restructuring charges	(4)	—	(18)	—	(22)
	Asset impairment charges	(129)	—	(82)	—	(211)
	Gains (losses) on disposals of assets	326	—	(14)	—	312
	Other items	(411)	(68)	(34)	—	(513)

Total		(233)	151	(150)	—	(232)

9 months 2015	Inventory valuation effect	—	(343)	(89)	—	(432)
	Effect of changes in fair value	(9)	—	—	—	(9)
	Restructuring charges	—	(38)	(5)	—	(43)
	Asset impairment charges	(1,936)	(31)	(37)	—	(2,004)
	Gains (losses) on disposals of assets	201	670	360	—	1,231
	Other items	(149)	(135)	(189)	—	(473)

Total		(1,893)	123	40	—	(1,730)

During the first nine months of 2016, the Group recognized under the headings “Other items” and “Asset impairment charges”, in the Upstream segment, charges related to onerous contracts in the United States of America and charges related to the security situation in Yemen ($(549) million in operating income, $(391) million in net income, Group share), the impact on the deferred tax position of the removal of the Petroleum Revenue Tax and the decrease of the Supplementary Charge Tax in the United Kingdom ($206 million in net income, Group share) and, charges related to the cessation of the Group activities in Kurdistan ($(550) million in operating income, $(355) million in net income, Group share).

In addition, the heading “Gains (losses) on disposals of assets” includes the sale of TOTAL’s interests in the FUKA and SIRGE gas pipelines and the St. Fergus Gas Terminal in the United Kingdom.

4) Shareholders’ equity

Treasury shares (TOTAL shares held by TOTAL S.A.)

As of September 30, 2016, TOTAL S.A. holds 10,589,372 of its own shares, representing 0.42% of its share capital, detailed as follows:

•	10,556,407 shares allocated to TOTAL share grant plans for Group employees; and

•	32,965 shares intended to be allocated to new TOTAL share purchase option plans or to new share grant plans.

These shares are deducted from the consolidated shareholders’ equity.

TOTAL shares held by Group subsidiaries

As of September 30, 2016, TOTAL S.A. holds indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.01% of its share capital, detailed as follows:

•	2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly controlled by TOTAL S.A.; and

•	98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval), 100% indirectly controlled by TOTAL S.A.

These shares are deducted from the consolidated shareholders’ equity.

Dividend

A first interim dividend for the fiscal year 2016 of €0.61 per share, decided by the Board of Directors on April 26, 2016 has been paid on October 14, 2016 (the ex-dividend date was September 27, 2016). The number of shares issued in lieu of the cash dividend was based on the dividend amount divided by €38.00 per share, equal to 90% of the average Euronext Paris opening price of the shares for the 20 trading days preceding the Board of Directors meeting on September 21, 2016 reduced by the amount of the first interim dividend. On October 14, 2016, 25,329,951 shares have been issued at a price of €38.00 per share.

A second interim dividend for the fiscal year 2016 of €0.61 per share, decided by the Board of Directors on July 27, 2016, would be paid on January 12, 2017 (the ex-dividend date will be December 21, 2016).

A third interim dividend for the fiscal year 2016 of €0.61 per share, decided by the Board of Directors on October 27, 2016, would be paid on April 6, 2017 (the ex-dividend date will be March 20, 2017).

Issuance of perpetual subordinated notes

During the first nine months of 2016, the Group issued a perpetual deeply subordinated note 3.875% callable after 6 years on May 18, 2022 (€1,750 million).

Based on its characteristics and in compliance with the IAS 32 standard, this note was recorded in equity.

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €0.71 per share for the 3rd quarter 2016 (€0.77 per share for the 2nd quarter 2016 and €0.40 per share for the 3rd quarter 2015). Diluted earnings per share calculated using the same method amounted to €0.71 per share for the 3rd quarter 2016 (€0.76 per share for the 2nd quarter 2016 and €0.40 per share for the 3rd quarter 2015).

Earnings per share are calculated after remuneration of perpetual subordinated notes.

Other comprehensive income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

(M$)	9 months 2016		9 months 2015
Actuarial gains and losses		(576)		199
Tax effect		119		(138)
Currency translation adjustment generated by the parent company		1,967		(5,097)

Items not potentially reclassifiable to profit and loss		1,510		(5,036)

Currency translation adjustment		(1,717)		1,852
- unrealized gain/(loss) of the period	(1,488)		2,389
- less gain/(loss) included in net income	229		537
Available for sale financial assets		1		(7)
- unrealized gain/(loss) of the period	1		—
- less gain/(loss) included in net income	—		7
Cash flow hedge		145		(189)
- unrealized gain/(loss) of the period	248		(355)
- less gain/(loss) included in net income	103		(166)
Share of other comprehensive income of equity affiliates, net amount		477		215
- unrealized gain/(loss) of the period	494		215
- less gain/(loss) included in net income	17		—
Other		—		1
Tax effect		(44)		60

Items potentially reclassifiable to profit and loss		(1,138)		1,932

Total other comprehensive income, net amount		372		(3,104)

Tax effects relating to each component of other comprehensive income are as follows:

	9 months 2016			9 months 2015
(M$)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Actuarial gains and losses	(576)	119	(457)	199	(138)	61
Currency translation adjustment generated by the parent company	1,967	—	1,967	(5,097)	—	(5,097)

Items not potentially reclassifiable to profit and loss	1,391	119	1,510	(4,898)	(138)	(5,036)

Currency translation adjustment	(1,717)	—	(1,717)	1,852	—	1,852
Available for sale financial assets	1	—	1	(7)	1	(6)
Cash flow hedge	145	(44)	101	(189)	59	(130)
Share of other comprehensive income of equity affiliates, net amount	477	—	477	215	—	215
Other	—	—	—	1	—	1

Items potentially reclassifiable to profit and loss	(1,094)	(44)	(1,138)	1,872	60	1,932

Total other comprehensive income	297	75	372	(3,026)	(78)	(3,104)

5) Financial debt

The Group issued the following bonds during the first nine months of 2016:

-	Bond 0.250% 2016-2023 (EUR 1,250 million)

-	Bond 0.750% 2016-2028 (EUR 1,500 million)

The Group reimbursed bonds during the first nine months of 2016:

-	Bond 6.500% 2011-2016 (AUD 150 million)

-	Bond 2.300% 2010-2016 (USD 1,000 million)

-	Bond 0.750% 2012-2016 (USD 750 million)

-	Bond US Libor 3 months + 38 bp 2013-2016 (USD 1,000 million)

-	Bond 2.375% 2006-2016 (CHF 500 million)

-	Bond 2.375% 2009-2016 (CHF 150 million)

-	Bond 2.250% 2012-2016 (NOK 600 million)

-	Bond 4.000% 2011-2016 (NOK 600 million)

-	Bond 3.625% 2011-2016 (SEK 600 million)

-	Bond 1.000% 2013-2016 (USD 500 million)

In the context of its active cash management, the Group may temporarily increase its current borrowings, particularly in the form of treasury bills and commercial paper. The changes in current borrowings, cash and cash equivalents and current financial assets resulting from this cash management in the quarterly financial statements are not necessarily representative of a longer-term position.

6) Related parties

The related parties are principally equity affiliates and non-consolidated investments. There were no major changes concerning transactions with related parties during the first nine months of 2016.

7) Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

Alitalia

In the Marketing & Services segment, a civil proceeding was initiated in Italy, in 2013, against TOTAL S.A. and its subsidiary Total Aviazione Italia Srl before the competent Italian civil court. The plaintiff claims against TOTAL S.A., its subsidiary and other third parties, damages that it estimates to be nearly €908 million. This proceeding follows practices that had been condemned by the Italian competition authority in 2006. The parties have exchanged preliminary findings. The existence and the assessment of the alleged damages in this procedure involving multiple defendants remain contested.

Blue Rapid and the Russian Olympic Committee – Russian regions and Interneft

Blue Rapid, a Panamanian company, and the Russian Olympic Committee filed a claim for damages with the Paris Commercial Court against Elf Aquitaine, alleging a so-called non-completion by a former subsidiary of Elf Aquitaine of a contract related to an exploration and production project in Russia negotiated in the early 1990s. Elf Aquitaine believed this claim to be unfounded and opposed it. On January 12, 2009, the Commercial Court of Paris rejected Blue Rapid’s claim against Elf Aquitaine and found that the Russian Olympic Committee did not have standing in the matter. On June 30, 2011, the Court of Appeal of Paris dismissed as inadmissible the claim of Blue Rapid and the Russian Olympic Committee against Elf Aquitaine, notably on the grounds of the contract having lapsed. The judgment of the Court of Appeal of Paris is now final and binding following two decisions issued on February 18, 2016 by the French Supreme Court to put an end to this proceeding.

In connection with the same facts, and fifteen years after the aforementioned exploration and production contract was rendered null and void (“caduc”), a Russian company, which was held not to be the contracting party to the contract, and two regions of the Russian Federation that were not even parties to the contract, launched an arbitration procedure against the aforementioned former subsidiary of Elf Aquitaine that was liquidated in 2005, claiming alleged damages of $22.4 billion. For the same reasons as those successfully adjudicated by Elf Aquitaine against Blue Rapid and the Russian Olympic Committee, the Group considers this claim to be unfounded as a matter of law and fact.

The Group has lodged a criminal complaint to denounce the fraudulent claim of which the Group believes it is a victim and, has taken and reserved its rights to take other actions and measures to defend its interests.

FERC

The Office of Enforcement of the U.S. Federal Energy Regulatory Commission (FERC) began in 2015 an investigation in connection with the natural gas trading activities of Total Gas & Power North America, Inc. (TGPNA), a U.S. subsidiary of the Group. The investigation covered transactions made by TGPNA between June 2009 and June 2012 on the natural gas market. TGPNA received a Notice of Alleged Violations from FERC on September 21, 2015. On April 28, 2016, FERC issued an order to show cause to TGPNA and two of its former employees, and to TOTAL S.A. and Total Gas & Power Ltd., regarding the same facts. A class action has been launched to seek damages from these three companies.

TGPNA has cooperated in the investigation with the U.S. authorities and contests the claims brought against it.

Yemen

Due to the further deterioration in the security situation in the vicinity of its Balhaf site, the company Yemen LNG, in which the Group holds a 39.62% stake, decided to stop its commercial LNG production and export activities. The plant is in a preservation mode and no expatriate personnel remain on site. As a consequence of this situation, Yemen LNG declared Force Majeure to its various stakeholders in early April 2015.

8) Information by business segment

9 months 2016 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	10,208	46,555	50,702	3	—	107,468
Intersegment sales	12,122	14,760	487	225	(27,594)	—
Excise taxes	—	(2,760)	(13,650)	—	—	(16,410)

Revenues from sales	22,330	58,555	37,539	228	(27,594)	91,058
Operating expenses	(14,708)	(54,404)	(35,697)	(710)	27,594	(77,925)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,258)	(750)	(549)	(27)	—	(8,584)

Operating income	364	3,401	1,293	(509)	—	4,549
Equity in net income (loss) of affiliates and other items	1,452	664	105	285	—	2,506
Tax on net operating income	453	(851)	(408)	87	—	(719)

Net operating income	2,269	3,214	990	(137)	—	6,336
Net cost of net debt						(617)
Non-controlling interests						(71)

Net income						5,648

9 months 2016 (adjustments)(a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(248)	—	—	—	—	(248)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	(248)	—	—	—	—	(248)
Operating expenses	(691)	248	(37)	—	—	(480)
Depreciation, depletion and impairment of tangible assets and mineral interests	(200)	—	—	—	—	(200)

Operating income (b)	(1,139)	248	(37)	—	—	(928)
Equity in net income (loss) of affiliates and other items	206	(11)	(146)	—	—	49
Tax on net operating income	700	(86)	(2)	—	—	612

Net operating income (b)	(233)	151	(185)	—	—	(267)
Net cost of net debt						(17)
Non-controlling interests						52

Net income						(232)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	—	315	(10)	—
- On net operating income	—	219	1	—

9 months 2016 (adjusted) (M$)(a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	10,456	46,555	50,702	3	—	107,716
Intersegment sales	12,122	14,760	487	225	(27,594)	—
Excise taxes	—	(2,760)	(13,650)	—	—	(16,410)

Revenues from sales	22,578	58,555	37,539	228	(27,594)	91,306
Operating expenses	(14,017)	(54,652)	(35,660)	(710)	27,594	(77,445)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,058)	(750)	(549)	(27)	—	(8,384)

Adjusted operating income	1,503	3,153	1,330	(509)	—	5,477
Equity in net income (loss) of affiliates and other items	1,246	675	251	285	—	2,457
Tax on net operating income	(247)	(765)	(406)	87	—	(1,331)

Adjusted net operating income	2,502	3,063	1,175	(137)	—	6,603
Net cost of net debt						(600)
Non-controlling interests						(123)

Adjusted net income						5,880

Adjusted fully-diluted earnings per share ($)						2.42

(a)	Except for earnings per share.

9 months 2016 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	11,424	1,289	1,904	58	—	14,675
Total divestments	1,492	73	373	12	—	1,950
Cash flow from operating activities	5,476	2,837	720	470	—	9,503

9 months 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	13,383	54,654	59,561	10	—	127,608
Intersegment sales	13,585	21,262	696	159	(35,702)	—
Excise taxes	—	(3,034)	(13,445)	—	—	(16,479)

Revenues from sales	26,968	72,882	46,812	169	(35,702)	111,129
Operating expenses	(16,135)	(68,068)	(45,022)	(635)	35,702	(94,158)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,668)	(799)	(561)	(20)	—	(10,048)

Operating income	2,165	4,015	1,229	(486)	—	6,923
Equity in net income (loss) of affiliates and other items	1,448	1,021	394	491	—	3,354
Tax on net operating income	(1,622)	(1,031)	(450)	(47)	—	(3,150)

Net operating income	1,991	4,005	1,173	(42)	—	7,127
Net cost of net debt						(541)
Non-controlling interests						127

Net income						6,713

9 months 2015 (adjustments)(a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(314)	—	—	—	—	(314)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	(314)	—	—	—	—	(314)
Operating expenses	(151)	(606)	(155)	—	—	(912)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,890)	(31)	(23)	—	—	(1,944)

Operating income(b)	(2,355)	(637)	(178)	—	—	(3,170)
Equity in net income (loss) of affiliates and other items	(206)	576	140	—	—	510
Tax on net operating income	526	184	42	—	—	752

Net operating income(b)	(2,035)	123	4	—	—	(1,908)
Net cost of net debt						—
Non-controlling interests						178

Net income						(1,730)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	—	(500)	(149)	—
- On net operating income	—	(343)	(101)	—

9 months 2015 (adjusted) (M$)(a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	13,697	54,654	59,561	10	—	127,922
Intersegment sales	13,585	21,262	696	159	(35,702)	—
Excise taxes	—	(3,034)	(13,445)	—	—	(16,479)

Revenues from sales	27,282	72,882	46,812	169	(35,702)	111,443
Operating expenses	(15,984)	(67,462)	(44,867)	(635)	35,702	(93,246)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,778)	(768)	(538)	(20)	—	(8,104)

Adjusted operating income	4,520	4,652	1,407	(486)	—	10,093
Equity in net income (loss) of affiliates and other items	1,654	445	254	491	—	2,844
Tax on net operating income	(2,148)	(1,215)	(492)	(47)	—	(3,902)

Adjusted net operating income	4,026	3,882	1,169	(42)	—	9,035
Net cost of net debt						(541)
Non-controlling interests						(51)

Adjusted net income						8,443

Adjusted fully-diluted earnings per share ($)						3.64

(a)	Except for earnings per share.

9 months 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	18,977	1,257	1,152	53	—	21,439
Total divestments	1,813	2,652	800	22	—	5,287
Cash flow from operating activities	8,558	4,305	2,034	211	—	15,108

3rd quarter 2016 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,398	16,050	17,964	—	—	37,412
Intersegment sales	4,701	5,072	147	74	(9,994)	—
Excise taxes	—	(875)	(4,712)	—	—	(5,587)

Revenues from sales	8,099	20,247	13,399	74	(9,994)	31,825
Operating expenses	(4,954)	(19,101)	(12,708)	(197)	9,994	(26,966)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,480)	(251)	(194)	(11)	—	(2,936)

Operating income	665	895	497	(134)	—	1,923
Equity in net income (loss) of affiliates and other items	213	227	57	84	—	581
Tax on net operating income	(40)	(196)	(138)	58	—	(316)

Net operating income	838	926	416	8	—	2,188
Net cost of net debt						(208)
Non-controlling interests						(26)

Net income						1,954
3rd quarter 2016 (adjustments)(a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(116)	—	—	—	—	(116)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	(116)	—	—	—	—	(116)
Operating expenses	—	4	(68)	—	—	(64)
Depreciation, depletion and impairment of tangible assets and mineral interests	—	—	—	—	—	—

Operating income(b)	(116)	4	(68)	—	—	(180)
Equity in net income (loss) of affiliates and other items	(123)	16	(67)	—	—	(174)
Tax on net operating income	200	(11)	6	—	—	195

Net operating income(b)	(39)	9	(129)	—	—	(159)
Net cost of net debt						(6)
Non-controlling interests						49

Net income						(116)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	—	4	(51)	—
- On net operating income	—	21	(33)	—

3rd quarter 2016 (adjusted) (M$)(a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,514	16,050	17,964	—	—	37,528
Intersegment sales	4,701	5,072	147	74	(9,994)	—
Excise taxes	—	(875)	(4,712)	—	—	(5,587)

Revenues from sales	8,215	20,247	13,399	74	(9,994)	31,941
Operating expenses	(4,954)	(19,105)	(12,640)	(197)	9,994	(26,902)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,480)	(251)	(194)	(11)	—	(2,936)

Adjusted operating income	781	891	565	(134)	—	2,103
Equity in net income (loss) of affiliates and other items	336	211	124	84	—	755
Tax on net operating income	(240)	(185)	(144)	58	—	(511)

Adjusted net operating income	877	917	545	8	—	2,347
Net cost of net debt						(202)
Non-controlling interests						(75)

Adjusted net income						2,070

Adjusted fully-diluted earnings per share ($)						0.84

(a)	Except for earnings per share.

3rd quarter 2016 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,648	550	1,175	(172)	—	5,201
Total divestments	129	21	40	2	—	192
Cash flow from operating activities	2,380	1,698	495	167	—	4,740

3rd quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,660	17,397	19,522	1	—	40,580
Intersegment sales	4,280	6,912	201	51	(11,444)	—
Excise taxes	—	(1,094)	(4,589)	—	—	(5,683)

Revenues from sales	7,940	23,215	15,134	52	(11,444)	34,897
Operating expenses	(4,717)	(22,169)	(14,651)	(216)	11,444	(30,309)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,898)	(256)	(185)	(6)	—	(3,345)

Operating income	325	790	298	(170)	—	1,243
Equity in net income (loss) of affiliates and other items	360	152	(29)	23	—	506
Tax on net operating income	(345)	(152)	(126)	128	—	(495)

Net operating income	340	790	143	(19)	—	1,254
Net cost of net debt						(189)
Non-controlling interests						14

Net income						1,079
3rd quarter 2015 (adjustments)(a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(10)	—	—	—	—	(10)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	(10)	—	—	—	—	(10)
Operating expenses	(9)	(923)	(199)	—	—	(1,131)
Depreciation, depletion and impairment of tangible assets and mineral interests	(650)	—	—	—	—	(650)

Operating income(b)	(669)	(923)	(199)	—	—	(1,791)
Equity in net income (loss) of affiliates and other items	(151)	(14)	(145)	—	—	(310)
Tax on net operating income	53	294	64	—	—	411

Net operating income(b)	(767)	(643)	(280)	—	—	(1,690)
Net cost of net debt						—
Non-controlling interests						13

Net income						(1,677)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	—	(934)	(193)	—
- On net operating income	—	(631)	(139)	—

3rd quarter 2015 (adjusted) (M$)(a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,670	17,397	19,522	1	—	40,590
Intersegment sales	4,280	6,912	201	51	(11,444)	—
Excise taxes	—	(1,094)	(4,589)	—	—	(5,683)

Revenues from sales	7,950	23,215	15,134	52	(11,444)	34,907
Operating expenses	(4,708)	(21,246)	(14,452)	(216)	11,444	(29,178)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,248)	(256)	(185)	(6)	—	(2,695)

Adjusted operating income	994	1,713	497	(170)	—	3,034
Equity in net income (loss) of affiliates and other items	511	166	116	23	—	816
Tax on net operating income	(398)	(446)	(190)	128	—	(906)

Adjusted net operating income	1,107	1,433	423	(19)	—	2,944
Net cost of net debt						(189)
Non-controlling interests						1

Adjusted net income						2,756

Adjusted fully-diluted earnings per share ($)						1.17

(a)	Except for earnings per share.

3rd quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,173	358	501	8	—	6,040
Total divestments	272	12	121	5	—	410
Cash flow from operating activities	2,320	2,291	1,011	367	—	5,989

9) Reconciliation of the information by business segment with consolidated financial statements

9 months 2016 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	107,716	(248)	107,468
Excise taxes	(16,410)	—	(16,410)
Revenues from sales	91,306	(248)	91,058
Purchases net of inventory variation	(59,663)	253	(59,410)
Other operating expenses	(17,128)	(383)	(17,511)
Exploration costs	(654)	(350)	(1,004)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,384)	(200)	(8,584)
Other income	627	335	962
Other expense	(274)	(280)	(554)
Financial interest on debt	(792)	(17)	(809)
Financial income from marketable securities & cash equivalents	6	—	6
Cost of net debt	(786)	(17)	(803)
Other financial income	768	—	768
Other financial expense	(475)	—	(475)
Equity in net income (loss) of affiliates	1,811	(6)	1,805
Income taxes	(1,145)	612	(533)

Consolidated net income	6,003	(284)	5,719
Group share	5,880	(232)	5,648
Non-controlling interests	123	(52)	71
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
9 months 2015 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	127,922	(314)	127,608
Excise taxes	(16,479)	—	(16,479)
Revenues from sales	111,443	(314)	111,129
Purchases net of inventory variation	(74,148)	(649)	(74,797)
Other operating expenses	(17,921)	(176)	(18,097)
Exploration costs	(1,177)	(87)	(1,264)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,104)	(1,944)	(10,048)
Other income	1,299	1,474	2,773
Other expense	(358)	(921)	(1,279)
Financial interest on debt	(726)	—	(726)
Financial income from marketable securities & cash equivalents	69	—	69
Cost of net debt	(657)	—	(657)
Other financial income	582	—	582
Other financial expense	(483)	—	(483)
Equity in net income (loss) of affiliates	1,804	(43)	1,761
Income taxes	(3,786)	752	(3,034)

Consolidated net income	8,494	(1,908)	6,586
Group share	8,443	(1,730)	6,713
Non-controlling interests	51	(178)	(127)
(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3rd quarter 2016 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	37,528	(116)	37,412
Excise taxes	(5,587)	—	(5,587)
Revenues from sales	31,941	(116)	31,825
Purchases net of inventory variation	(21,176)	(47)	(21,223)
Other operating expenses	(5,452)	(17)	(5,469)
Exploration costs	(274)	—	(274)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,936)	—	(2,936)
Other income	284	6	290
Other expense	(155)	(196)	(351)
Financial interest on debt	(262)	(6)	(268)
Financial income from marketable securities & cash equivalents	(5)	—	(5)
Cost of net debt	(267)	(6)	(273)
Other financial income	265	—	265
Other financial expense	(154)	—	(154)
Equity in net income (loss) of affiliates	515	16	531
Income taxes	(446)	195	(251)

Consolidated net income	2,145	(165)	1,980
Group share	2,070	(116)	1,954
Non-controlling interests	75	(49)	26
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
3rd quarter 2015 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	40,590	(10)	40,580
Excise taxes	(5,683)	—	(5,683)
Revenues from sales	34,907	(10)	34,897
Purchases net of inventory variation	(23,113)	(1,127)	(24,240)
Other operating expenses	(5,790)	(4)	(5,794)
Exploration costs	(275)	—	(275)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,695)	(650)	(3,345)
Other income	415	15	430
Other expense	(123)	(318)	(441)
Financial interest on debt	(233)	—	(233)
Financial income from marketable securities & cash equivalents	10	—	10
Cost of net debt	(223)	—	(223)
Other financial income	185	—	185
Other financial expense	(154)	—	(154)
Equity in net income (loss) of affiliates	493	(7)	486
Income taxes	(872)	411	(461)

Consolidated net income	2,755	(1,690)	1,065
Group share	2,756	(1,677)	1,079
Non-controlling interests	(1)	(13)	(14)
(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

10) Sales by business segment

(M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
1st quarter 2016
Non-Group sales	3,466	13,938	15,433	4	—	32,841
Intersegment sales	3,262	4,148	132	70	(7,612)	—
Excise taxes	—	(961)	(4,358)	—	—	(5,319)

Revenues from sales	6,728	17,125	11,207	74	(7,612)	27,522

2nd quarter 2016
Non-Group sales	3,344	16,567	17,305	(1)	—	37,215
Intersegment sales	4,159	5,540	208	81	(9,988)	—
Excise taxes	—	(924)	(4,580)	—	—	(5,504)

Revenues from sales	7,503	21,183	12,933	80	(9,988)	31,711

3rd quarter 2016
Non-Group sales	3,398	16,050	17,964	—	—	37,412
Intersegment sales	4,701	5,072	147	74	(9,994)	—
Excise taxes	—	(875)	(4,712)	—	—	(5,587)

Revenues from sales	8,099	20,247	13,399	74	(9,994)	31,825

9 months 2016
Non-Group sales	10,208	46,555	50,702	3	—	107,468
Intersegment sales	12,122	14,760	487	225	(27,594)	—
Excise taxes	—	(2,760)	(13,650)	—	—	(16,410)

Revenues from sales	22,330	58,555	37,539	228	(27,594)	91,058

1st quarter 2015
Non-Group sales	5,225	17,464	19,620	4	—	42,313
Intersegment sales	4,384	6,967	272	52	(11,675)	—
Excise taxes	—	(933)	(4,417)	—	—	(5,350)

Revenues from sales	9,609	23,498	15,475	56	(11,675)	36,963

2nd quarter 2015
Non-Group sales	4,498	19,793	20,419	5	—	44,715
Intersegment sales	4,921	7,383	223	56	(12,583)	—
Excise taxes	—	(1,007)	(4,439)	—	—	(5,446)

Revenues from sales	9,419	26,169	16,203	61	(12,583)	39,269

3rd quarter 2015
Non-Group sales	3,660	17,397	19,522	1	—	40,580
Intersegment sales	4,280	6,912	201	51	(11,444)	—
Excise taxes	—	(1,094)	(4,589)	—	—	(5,683)

Revenues from sales	7,940	23,215	15,134	52	(11,444)	34,897

9 months 2015
Non-Group sales	13,383	54,654	59,561	10	—	127,608
Intersegment sales	13,585	21,262	696	159	(35,702)	—
Excise taxes	—	(3,034)	(13,445)	—	—	(16,479)

Revenues from sales	26,968	72,882	46,812	169	(35,702)	111,129

11) Changes in progress in the Group structure

➢	Refining & Chemicals

•	Following the sale offering of its electroplating activity Atotech in May 2016, the assets and liabilities have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of $1,045 million and “liabilities directly associated with the assets classified as held for sale” for an amount of $525 million at September 30, 2016. The assets and liabilities concerned mainly include tangible assets for an amount of $342 million, inventories for an amount of $195 million, receivables for an amount of $236 million, non-current liabilities for an amount of $197 million, payables for an amount of $92 million and other creditors and accrued liabilities for an amount of $221 million.

On October 7, 2016, TOTAL announced the sale of Atotech to the Carlyle Group for an amount of $3.2 billion.

12) Post-closing and other events

•	On September 29, 2016, the Group issued perpetual deeply subordinated notes:

-	Deeply subordinated note 2.708% perpetual maturity callable after 6.6 years (€1,000 million),

-	Deeply subordinated note 3.369% perpetual maturity callable after 10 years (€1,500 million).

The proceeds were paid on October 6, 2016.